NO Act

P.E.
10/05/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2016

Act: 1934
Section: 14a-8 (CODS)
Rule:
Public
Availability: 10-6-16

John Sullivan
Costco Wholesale Corporation
jsullivan@costco.com

Re: Costco Wholesale Corporation

Dear Mr. Sullivan:

This is in regard to your letter dated October 5, 2016 concerning the shareholder proposal submitted by James McRitchie and Myra K. Young for inclusion in Costco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Costco therefore withdraws its September 27, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUN M-07-16

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

October 5, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: *shareholderproposals@sec.gov*

Re: Withdrawal of No-Action Request Dated September 27, 2016 Relating to Shareholder Proposal Submitted by James McRitchie and Myra K. Young -- Rule 14a-8

Dear Sir or Madam:

In a letter dated September 27, 2016 (the "***No-Action Request***"), Costco Wholesale Corporation (the "***Company***") requested that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission concur that a shareholder proposal (the "***Proposal***") and statements in support thereof submitted to the Company by James McRitchie and Myra K. Young, with John Chevedden and/or his designee authorized to act as agent for Mr. McRitchie and Ms. Young (Mr. McRitchie, Ms. Young and Mr. Chevedden are referred to collectively as the "***Proponent***") may be omitted from the Company's proxy materials for its 2017 annual meeting of shareholders.

The Proponent has withdrawn the Proposal by e-mail dated October 4, 2016 (attached as **Exhibit A** to this letter). In reliance on the Proponent's e-mail, the Company is withdrawing the No-Action Request. A copy of this letter is being provided to the Proponent.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to *jsullivan@costco.com*.

Sincerely,

John Sullivan
Vice President, Associate General Counsel &
Secretary

Enclosures

cc: John Chevedden
James McRitchie
Myra K. Young

<u>Exhibit A</u>

Withdrawal Correspondence

From: ***FISMA & OMB MEMORANDUN M-07-16***
Date: Oct 4, 2016 6:49 AM
Subject: #1 Rule 14a-8 Proposal (COST) w`
To: "Office of Chief Counsel" <shareholderproposals@sec.gov>
Cc: "John Sullivan" <jsullivan@costco.com>

Ladies and Gentlemen,
This is to withdraw the rule 14a-8 proposal.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

September 27, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: *shareholderproposals@sec.gov*

Re: Shareholder Proposal Submitted by James McRitchie and Myra K. Young Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Costco Wholesale Corporation, a Washington corporation ("***Costco***" or the "***Company***"), is writing to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials (the "***Proxy Materials***") for its 2017 annual meeting of shareholders (the "***Annual Meeting***") a shareholder proposal (the "***Proposal***") and statements in support thereof submitted to the Company by James McRitchie and Myra K. Young, with John Chevedden and/or his designee authorized to act as agent for Mr. McRitchie and Ms. Young (Mr. McRitchie, Ms. Young and Mr. Chevedden are referred to collectively as the "***Proponent***") by letter dated August 16, 2016.

The Annual Meeting is scheduled for January 26, 2017, and the Company currently expects that it will file definitive copies of the Proxy Materials with the Commission on or around December 16, 2016. Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than 80 calendar days before the Company expects to file the Proxy Materials with the Commission.

A complete copy of the Proposal and related correspondence with the Proponent are attached as **Exhibit A** to this letter.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), we are emailing this letter and its attachments to the staff of the Division of Corporation Finance (the "***Staff***") at *shareholderproposals@sec.gov*. In accordance with Rule 14a-8(j), we are concurrently sending a copy of this letter and its attachments to the Proponent by email transmission at the electronic address indicated by the Proponent on the cover letter accompanying the Proposal as notice of the Company's intent to exclude the Proposal from the Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

THE PROPOSAL

The Proposal sets forth the following resolution to be voted on by shareholders at the Annual Meeting:

> RESOLVED: Shareholders of Costco Wholesale Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:
>
> 1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.
> 2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
> 3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
> 4. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.
> 5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
> 6. The company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
> 7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
>   (a) has the legal right to recall those securities for voting purposes,
>   (b) will vote the securities at the shareholder meeting and
>   (c) will hold those securities through the date of the annual meeting.
>
> (Emphasis in original.)

PROXY ACCESS BYLAW AMENDMENT

After consultation with a number of the Company's largest investors, the Company's Board of Directors (the "***Board***") adopted an amendment and restatement of the Company's Bylaws (the "***Amended and Restated Bylaws***") that will, among other things, implement proxy access (the "***Proxy Access Bylaw***"). The Proxy Access Bylaw will permit a shareholder or a group of 20 shareholders who have owned at least 3% of Costco's outstanding common stock continuously for three years to nominate and include in Costco's proxy materials for its annual meetings up to the greater of two directors or 20% of the total number of directors serving at the time of the proxy access deadline. A copy of the Amended and Restated Bylaws is attached as **Exhibit B** to this letter.

BASIS FOR EXCLUSION

The Company hereby respectfully requests that the Staff concur that the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14-8(i)(10). The Proposal asks the Board to amend the Company's Bylaws to provide for proxy access. In its supporting statement, the Proposal states that the proxy access rights should be "substantive and could actually be implemented." The Company believes that the Proxy Access Bylaw compares favorably with and substantially implements the Proposal, as it addresses each of the essential elements of the Proposal and therefore satisfies the essential objective of the Proposal. The Proposal does not differ in substance from shareholder proposals submitted to numerous other companies that the Staff has determined could be excluded under Rule 14a-8(i)(10) because in those cases the companies had adopted proxy access bylaws that addressed the essential objectives of the Proposal.

ANALYSIS

The Proxy Access Bylaw Substantially Implements the Proposal under Rule 14a-8(i)(10).

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). In 1983 the Staff, noting that it had interpreted this rule in a "formalistic" manner in the past to permit exclusion only when the action requested by the proposal had been "fully effected," adopted a revised interpretation to permit the omission of proposals that have been "substantially implemented." Exchange Act Release No. 20091 (Aug. 16, 1983). The SEC subsequently codified this interpretive position in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Applying this standard, the Staff has noted that "a determination that the Company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

A company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Companies that have substantially implemented a shareholder proposal through a bylaw amendment typically have addressed collateral issues that the shareholder proposal either does not address or addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (Feb. 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10% ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board" be included in the bylaws and/or charter. In that case, General Dynamic planned to adopt a special meeting bylaw that included (i) an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (Feb. 19, 2008) and *Citigroup Inc.* (Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing shareholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting.

More specific to the Proposal, the Staff has previously concurred in the exclusion under Rule 14a-8(i)(10) of proxy access proposals substantially similar to the Proposal where the company had "adopted a proxy access bylaw that addresse[d] the proposal's essential objective." *See, e.g., Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.,* Mar. 29, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016);

International Paper Co. (Mar. 3, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); ; *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016) (collectively, the "***Proxy Access No-Action Letters***"). In each of the Proxy Access No-Action Letters the proposal required that to nominate candidates a shareholder or a group of an unrestricted number of shareholders own at least 3% of the company's outstanding common stock continuously for at least three years and that the number of candidates should not exceed the greater of two directors or 25% of directors then serving, with no restrictions on re-nomination. The Staff concurred with exclusion even though the bylaw adopted by the company, like the Proxy Access Bylaw, included a 20% director limitation, limited the number of shareholders comprising a group to no more than 20, and provided that nominees who did not receive at least 25% of the votes cast in their favor would be ineligible to be re-nominated.

In three instances where the Staff has declined to provide no-action relief, the ownership threshold percentage differed between the bylaw adopted by the company (5%) and the percentage requested in the proposal (3%). In each case the Staff determined: "Based on the information you have presented, it appears that [the company's] policies, practices and procedures do not compare favorably with the guidelines of the proposal." *Flowserve Corp.* (Feb. 12, 2016); *SBA Communications Corp.* (Feb. 12, 2016); *NVR, Inc.* (Mar. 25, 2016) (no-action request granted upon reconsideration following the company's amendment of the ownership threshold in its proxy access provision to 3%). There is only one instance where the Staff did not concur with the exclusion when the ownership threshold of adopted bylaws matched that requested in the proposal. In *H&R Block, Inc.* (Jul. 21, 2016) the company had adopted a proxy access bylaw, and the proponent subsequently proposed amending them to (i) revise the maximum number of shareholder-nominated candidates, (ii) eliminate the requirement that loaned securities be recallable within a specified number of days, (iii) eliminate the cap on the number of shareholders that could be aggregated to meet the ownership threshold, and (iv) eliminate the limitation on re-nomination. The Staff stated that it was unable to conclude that the company "has met its burden of establishing that it may exclude the proposal" and that "[b]ased on the information presented we are unable to conclude that H&R Block's proxy access bylaw compares favorably with the guidelines of the proposal." Unlike in each of the Proxy Access No-Action Letters, the proponent in *H&R Block* was seeking amendment of an existing access bylaw.

B. The Proxy Access Bylaw Substantially Implements the Essential Objectives of the Proposal

The comparison below demonstrates how the Proxy Access Bylaw compares favorably with and addresses the essential elements of the Proposal and therefore satisfies the essential objective of the Proposal.

1. Ownership and Holding Period Requirements

The Proposal specifies that nominating shareholders or shareholder groups must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.

Section 2.12(c)(ii) of the Proxy Access Bylaw provides that an eligible shareholder or group of up to 20 eligible shareholders may submit a proxy access nomination if the shareholder or group of shareholders (in the aggregate) has continuously owned at least 3% of the Company's outstanding common stock throughout the three-year period preceding and including the date of submission of the nomination notice, and continues to maintain at least that minimum ownership through the date of the annual meeting.

2. Supporting Statement

The Proposal specifies that nominating shareholders may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.

Section 2.12(a)(iii) of the Proxy Access Bylaw provides that nominating shareholders may submit a statement in support of each shareholder nominee if the statement does not exceed 500 words and fully complies with applicable securities laws and regulations.

3. Maximum Number of Proxy Access Nominees

The Proposal specifies that the number of shareholder-nominated candidates eligible to appear in the Proxy Materials shall be one quarter of the directors then serving or two, whichever is greater.

Section 2.12(b) of the Proxy Access Bylaw provides that the maximum number of proxy access nominees that will be included in the Company's proxy statement with respect to an annual meeting of shareholders shall not exceed the greater of two directors or 20% of the total number of directors serving at the time of the proxy access deadline. While this provision of the Proxy Access Bylaw differs slightly from the Proposal, both provisions would allow for no fewer than two nominees. The provision of the Proxy Access Bylaw limiting the maximum number of access nominees to the greater of two or 20% of the directors compares favorably with the guidelines suggested in the Proposal in that at least two candidates may be nominated by shareholders, and does not undermine the essential objective of implementing a proxy access procedure that "is substantive and could actually be implemented." Moreover, the Staff has consistently permitted the exclusion of proxy access proposals where the company imposed a lower cap on the number of shareholder nominees. In each of the Proxy Access No-Action Letters the company's bylaws limited the number of access nominees to 20% or the greater of two or 20% of the total number of directors serving where the shareholder proposal sought a limit of the greater of two or 25%. The Company believes that the same conclusion applies here, where the Proxy Access Bylaw permits a minimum of two access nominees or the greater of 20% of the board of directors.

4. Shareholder Aggregation

The Proposal specifies that no limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.

Section 2.12(c)(ii) of the Proxy Access Bylaw provides that a group of up to 20 eligible shareholders may form a group for purposes of satisfying the ownership threshold for nomination. The Company believes that limiting the size of a nominating group to 20 shareholders achieves the essential purpose of the Proposal by ensuring that shareholders are able to use the proxy access right effectively, while addressing administrative concerns that could arise if an unwieldly number of shareholders sought to nominate director candidates under proxy access.

In each of the Proxy Access No-Action Letters the Staff determined that company bylaws with a 20-shareholder nominating group limitation substantially implemented proposals that specifically called for an unrestricted number of shareholders to form a nominating group.

The 20-shareholder nominating group limitation has become a market standard term for implementing proxy access. Of the 263 companies that have adopted proxy access since January 1, 2015, 237 (90%) have implemented a 20-shareholder limit, including institutional investor companies T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc. Moreover, under the facts here, the variation between the size of the nominating group requested in the Proposal and that allowed under the Proxy Access Bylaw does not conflict with the essential objectives of the Proposal. The Proponent has cited a study by the Council of Institutional Investors ("***CII***") reporting that, at most of the companies it studied, the holdings of the 20 largest pension plans would not be sufficient to meet the 3% ownership threshold. However, current information shows that the Company's 20 largest shareholders in the aggregate hold approximately 41% of the Company's common stock. Thus, the 20-shareholder limitation (which would not limit a nominating group to only the largest shareholders) does not prevent the Proxy Access Bylaw from being available to the Company's shareholders.

5. Restrictions on Shareholder Re-Nominations

The Proposal specifies that no limitation shall be placed on the re-nomination of shareholder nominees by nominating shareholders based on the number or percentage of votes received in any election.

Section 2.12(e)(i)(D) of the Proxy Access Bylaw provides that an individual cannot qualify as a proxy access nominee if the individual was included in the Company's proxy materials at one of the Company's three preceding annual meetings and did not receive a vote of at least 25% of the shares entitled to vote.

In each of the Proxy Access No-Action Letters the Staff determined that company bylaws with a 25% standard for re-nomination substantially implemented proposals that specifically called for no limitations on re-nominations. A reasonable restriction on the ability to resubmit nominees who previously received a low percentage of votes is consistent with the essential purpose of the Proposal. Significantly the restriction does not disqualify a shareholder nominee from using proxy access to nominate other candidates, but avoids having the company incur the effort and expense of responding to proxy access for a shareholder nominee who received a low percentage of support from shareholders. The 25% standard for re-nominations has been implemented by a substantial majority of companies that have implemented proxy access. Of the 263 companies that have adopted proxy access since January 1, 2015, 186 (71%) impose restrictions on the re-nomination of failed access nominees, with over half of those companies using a 25% standard, including T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc.

6. Post-Annual Meeting Holding Requirements

The Proposal specifies that the company shall not require that nominating shareholders pledge to hold stock after the annual meeting if their nominees fail to win election.

Section 2.12(d)(ii)(G) of the Proxy Access Bylaw does not require nominating shareholders to hold stock after the annual meeting but instead requires nominating shareholders to state their intent with respect to continued ownership of the minimum required shares for at least one year following the annual meeting.

7. Including Loaned Shares in Meeting the Ownership Threshold.

The Proposal specifies that loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the shareholder meeting and will hold those securities through the date of the annual meeting.

Section 2.12(c)(iv) of the Access Bylaw provides that a nominating shareholder's ownership of shares shall be deemed to continue during any period in which the nominating shareholder has loaned such shares, provided that the nominating shareholder has the power to recall the loaned shares on five business days' notice and continues to hold the loaned shares through the date of the annual meeting. Actual recall is not required.

The Proxy Access Bylaw satisfies the Proposal's essential objective the—substantive proxy access that is capable of being implemented—by providing a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years the ability to include no fewer than two director nominees in the Company's annual meeting proxy materials, with reasonable procedural requirements to address administrative and governance concerns.

CONCLUSION

The Company believes that the Proxy Access Bylaw substantially implements the Proposal and respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2017 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to *jsullivan@costco.com.*

Sincerely,

John Sullivan
Vice President, Associate General Counsel &
Secretary

Enclosures

cc: John Chevedden
James McRitchie
Myra K. Young

Exhibit A

Proposal and Related Correspondence

From *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, Aug 17, 2016 at 4:10 PM
Subject: Rule 14a-8 Proposal (COST)``
To: John Sullivan <jsullivan@costco.com>
Cc: Stephanie Gardner <sgardner@costco.com>, Nicola Merrett <nmerrett@costco.com>, Joanne Hallenbeck <jhallenbeck@costco.com>

Mr. Sullivan,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joel Benoliel, Corporate Secretary
Costco Wholesale Corporation (COST)
999 Lake Drive
Issaquah, WA 98027
PH: 425-313-8100 FX: 425-313-8103
jbenoliel@costco.com

Dear Mr. Benoliel,

We are pleased to be Costco shareholders and appreciate the leadership our company has shown on numerous issues, especially in retaining and promoting valuable employees. When we purchased our stock, we believed it had unrealized potential. Some of this unrealized potential can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting the attached shareholder proposal for a vote at the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is our delegation to John Chevedden and/or his designee to act as our agent regarding this Rule 14a-8 proposal, and/or modification and presentation of it before and during the forthcoming shareholder meeting. This delegation does not cover proposals that are not rule 14a-8 proposals and does not grant the power to vote.

Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

Your consideration and that of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie — August 16, 2016

James McRitchie — Date

Myra K. Young — August 16, 2016

Myra K. Young — Date

cc: John Sullivan (jsullivan@costco.com), Assistant Secretary
Richard Galanti, Executive Vice President, Chief Financial Officer
FX: 425-313-6593

[COST– Rule 14a-8 Proposal, August 16, 2016]
Proposal [4*] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders of Costco Wholesale Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.
2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
4. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.
5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
6. The company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
   (a) has the legal right to recall those securities for voting purposes,
   (b) will vote the securities at the shareholder meeting and
   (c) will hold those securities through the date of the annual meeting.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms. *Proxy Access: Best Practices* (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Our proxy access proposal received 202,829,911 "for" and 102,197,345 "against" votes at the Company's January 2016 annual meeting. Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to use them, rendering proxy access largely unworkable. Adoption of bylaws containing *all* the requested essential elements specified in this proposal would help ensure proxy access rights are substantive and could actually be implemented.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From: **Nicola Merrett** <nmerrett@costco.com>
Date: Mon, Aug 29, 2016 at 9:42 AM
Subject: Costco
To*** FISMA & OMB Memorandum M-07-16 ***
Cc: John Sullivan <jsullivan@costco.com>

Good morning -

Please see attached letter from John Sullivan.

Thank you.

Nicola Merrett
Paralegal and Assistant to John Sullivan
Costco Wholesale
Legal Department
425.427.7766 tel
425.313.8114 fax

COSTCO WHOLESALE

Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

August 29, 2016

VIA UPS OVERNIGHT
AND EMAIL TO olmsted7p@earthlink.net

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On August 17, 2016, Costco Wholesale Corporation (the "Company") received via facsimile what was styled a shareholder "proposal" from James McRitchie and Myra K. Young (the "Proponents") said to be dated August 16, 2016, entitled "Shareholder Proxy Access Enhancement" for consideration at our 2017 Annual Meeting of Shareholders (the "Proposal"). The Proponents' transmittal letter requested that the Company direct all communications concerning the Proposal to you.

This letter notifies you that the Proposal contains procedural deficiencies, which we are required to bring to the Proponents' attention within a specified period of time pursuant to United States Securities and Exchange Commission ("SEC") regulations.

We have not received sufficient proof that the Proponents have complied with the requirements of Rule 14a-8(b). Shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value or 1% of a company's shares entitled to vote on the proposal for at least one year as of the date of the shareholder proposal was submitted.

The Proposal does not provide sufficient proof of the Proponents' ownership of the Company's shares in compliance with Rule 14a-8(b).

To remedy this defect, the Proponents must submit sufficient proof of their ownership of the requisite number of the Company's shares covering the one-year period preceding and including the date the Proposal was submitted. As clarified in Staff Legal Bulletin 14G, the date of submission is the date the proposal is postmarked or transmitted electronically, which was August 17, 2016.

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement from the "record" holder of the Proponents' shares (usually a broker or a bank) verifying that the Proponents continuously held the requisite number of the Company's shares for at least one year by the date the Proponents submit the Proposal; or,

- If the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of the Company's shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of the Company's shares for the one-year period.

SEC Staff Legal Bulletin ("SLB") No. 14F (Oct. 18, 2011) provides the following sample language to include in a proof of ownership letter that would satisfy the requirements of Rule 14a-8(b):

> As of [the date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities.]

Your response must be postmarked or transmitted electronically, including any appropriate documentation of ownership, within 14 days of receipt of this letter, the response timeline imposed by Rule 14a-8(f). For your reference, copies of Rule 14a-8, SLB No. 14F and SLB No. 14G are attached as exhibits to this letter.

Please address any response to me at 999 Lake Drive, Issaquah, WA 98027. Alternatively, you may transmit any response by e-mail at jsullivan@costco.com. Please note for your records that Joel Benoliel is no longer the Corporate Secretary, so you should not address materials to him.

Sincerely,

COSTCO WHOLESALE

John Sullivan/ [signature]

John Sullivan
Vice President and Secretary

Encs.

cc: James McRitchie & Myra K. Young

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joel Benoliel, Corporate Secretary
Costco Wholesale Corporation (COST)
999 Lake Drive
Issaquah, WA 98027
PH: 425-313-8100 FX: 425-313-8103
jbenoliel@costco.com

Dear Mr. Benoliel,

We are pleased to be Costco shareholders and appreciate the leadership our company has shown on numerous issues, especially in retaining and promoting valuable employees. When we purchased our stock, we believed it had unrealized potential. Some of this unrealized potential can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting the attached shareholder proposal for a vote at the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is our delegation to John Chevedden and/or his designee to act as our agent regarding this Rule 14a-8 proposal, and/or modification and presentation of it before and during the forthcoming shareholder meeting. This delegation does not cover proposals that are not rule 14a-8 proposals and does not grant the power to vote.

Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

Your consideration and that of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie — August 16, 2016

James McRitchie — Date

Myra K. Young — August 16, 2016

Myra K. Young — Date

cc: John Sullivan (jsullivan@costco.com), Assistant Secretary
Richard Galanti, Executive Vice President, Chief Financial Officer
FX: 425-313-6593

[COST– Rule 14a-8 Proposal, August 16, 2016]
Proposal [4*] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders of Costco Wholesale Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years and pledge to hold such stock through the annual meeting.
2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.
3. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.
4. No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of outstanding stock.
5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
6. The company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.
7. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
   (a) has the legal right to recall those securities for voting purposes,
   (b) will vote the securities at the shareholder meeting and
   (c) will hold those securities through the date of the annual meeting.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms. *Proxy Access: Best Practices* (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Our proxy access proposal received 202,829,911 "for" and 102,197,345 "against" votes at the Company's January 2016 annual meeting. Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to use them, rendering proxy access largely unworkable. Adoption of bylaws containing *all* the requested essential elements specified in this proposal would help ensure proxy access rights are substantive and could actually be implemented.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of August 24, 2016

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

EXHIBIT 1

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

EXHIBIT 2

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

EXHIBIT 3

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Aug 29, 2016 8:45 PM
Subject: Rule 14a-8 Proposal (COST) blb
To: "John Sullivan" <jsullivan@costco.com>
Cc: "Stephanie Gardner" <sgardner@costco.com>, "Nicola Merrett" <nmerrett@costco.com>, "Joanne Hallenbeck" <jhallenbeck@costco.com>

Mr. Sullivan,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

Cost

Post-it® Fax Note 7671	Date 8-29-16 # of pages ▶
To John Sullivan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 425-427-3128	Fax #

08/25/2016

James Mcritchie & Mvra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K. Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 116 shares of Costco Wholesale Corporation (COST) common stock in their account ending in 6865 at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Michael Poole

Michael Poole
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave.
Omaha, NE 68154

Exhibit B

Bylaws of Costco Wholesale Corporation
As Amended and Restated

BYLAWS OF

COSTCO WHOLESALE CORPORATION

BYLAWS OF

COSTCO WHOLESALE CORPORATION

These Bylaws are promulgated pursuant to the Washington Business Corporation Act, as set forth in Title 23B of the Revised Code of Washington ("***RCW***").

ARTICLE 1

OFFICES

1.1 PRINCIPAL OFFICE. The principal office of the corporation shall be located at 999 Lake Drive, Issaquah, Washington 98027.

1.2 REGISTERED OFFICE AND REGISTERED AGENT. The registered office of the corporation shall be located in the State of Washington at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as may be required by law, and the registered agent shall have a business office identical with such registered office. Any change in the registered agent or registered office shall be effective upon filing such change with the office of the Secretary of State of the State of Washington.

1.3 OTHER OFFICES. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Washington, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

SHAREHOLDERS

2.1 ANNUAL MEETING.

(a) The annual meeting of shareholders shall be held each year at such date, time and place as may be designated by resolution of the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting may be held solely by means of remote communication, as permitted by Section 23B.07.080 of the RCW. At the meeting, directors shall be elected and any other proper business may be transacted.

(b) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (i) pursuant to the corporation's notice with respect to such meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors, (iii) by any shareholder of the corporation who was a shareholder of record at the time of giving of the notice provided for in this Section 2.1, who is entitled to vote for the election of directors or such other business at the meeting and who has complied with the notice procedures set forth in this Section 2.1, or (iv) by any Nominating Shareholder (as defined below) who meets the requirements of and complies with the procedures set forth in Section 2.12.

(c) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to Section 2.1(b)(iii):

(i) the shareholder must have given timely notice thereof in writing to the Secretary of the corporation, as provided in this Section 2.1; and

(ii) such business must be a proper matter for shareholder action under the RCW.

(d) To be timely, a shareholder's notice pursuant to Section 2.1(b)(iii) shall be delivered to the Secretary at the principal executive offices of the corporation not less than 90 or more than 120 days before the first anniversary of the date of the preceding year's annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, or if the corporation did not hold an annual meeting in the preceding year, notice by the shareholder to be timely must be so delivered not earlier than the 120th day and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of the annual meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above. Such shareholder's notice under Section 2.1(b)(iii) shall set forth:

(i) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such shareholder, as they appear on the corporation's books, and of such beneficial owner (such shareholder or beneficial owner, a "***Holder***") and, if such Holder is an entity, any control person;

(B) the class and number of shares of the corporation that are owned beneficially and of record by the Holder and by each control person;

(C) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, the Holder or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the corporation's stock, or maintain, increase or decrease the voting power of the Holder or control person with respect to shares of the corporation (any such agreement, arrangement or understanding, a "***Derivative Instrument***");

(D) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such Holder or control person, on the one hand, and any other person acting in concert with any of them, on the other hand, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***") (regardless of whether the requirement to file a Schedule 13D is applicable);

(E) a description of the terms of and number of shares subject to any short interest in any security of the corporation in which the Holder or any control person has an interest (for purposes of these Bylaws a person shall have a short interest in a security if the Holder or control person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);

(F) a description of any proportionate interest in shares of the corporation or any Derivative Instrument held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder or control person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;

(G) a description of the terms of and number of shares subject to any performance-related fees (other than an asset-based fee) that the Holder or control person is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any;

(H) a description of the terms of and number of shares subject to any arrangements, rights, or other interests described in Sections 2.1(d)(i)(C)-(G) held by members of such Holder's or control person's immediate family sharing the same household;

(I) any other information relating to the Holder or control person or any person who would be considered a participant in a solicitation with such Holder or control person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder;

(J) a representation that the shareholder is a holder of record of the stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such business or nomination and to vote or cause to be voted its stock at the meeting; and

(K) any other information as reasonably requested by the corporation.

The information required by this subsection (i) shall be provided as of the date of the notice and shall be provided as of the record date for the meeting through a supplemental statement by the Holder delivered to the corporation not later than 10 days after the record date for the meeting, and shall be updated through the date of the annual meeting to reflect any material changes in such information.

(ii) as to each person whom the Holder proposes to nominate for election or reelection as a director (a "***nominee***"):

(A) all information relating to the nominee as would be required to be disclosed in a proxy statement or other filings required to be made in connection with~~in~~ solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(B) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Holder and any control person or other person acting in concert, on the one hand, and each proposed nominee, and each proposed nominee's respective affiliates or persons acting in concert, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder making the nomination and any affiliate or person acting in concert with either, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant;

(C) a description of the material terms of all agreements and arrangements between any nominee and any person or entity other than the corporation relating to compensation or other payment in connection with such nominee's candidacy or, if elected, service as a director;

(D) a completed and signed questionnaire, representation and agreement required by Section 2.13; and

(E) such other information as the corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation and whether the nominee would be deemed "independent" under applicable law and rules.

(iii) as to any other business that the Holder proposes to bring before the meeting, a brief description of such business, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event such business includes a proposal to amend the Articles of Incorporation or Bylaws of the corporation, the text of such amended Articles or Bylaws), the reasons for conducting such business at the meeting and any material interest in such business of such Holder.

(e) Notwithstanding anything in this Section 2.1 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 55 days before the first anniversary of the date of the preceding year's annual meeting of shareholders, a shareholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(f) Section 2.1(b)(iii) and Section 2.12 shall be the exclusive means for a shareholder to make director nominations at an annual meeting of shareholders and Section 2.1(b)(iii) shall be the exclusive means for a shareholder to submit other business at an annual meeting of shareholders (other than proposals that are brought under Rule 14a-8 of the Exchange Act (or any successor rule) and included in the corporation's notice of meeting. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for shareholder action at the meeting and shall be disregarded.

(g) For purposes of these Bylaws, (i) "***control person***" means, with respect to a Holder, each director (in the case of a corporation), general partner (in the case of a limited or general partnership), manager or managing member (in the case of a limited liability company), executive officer, or other person performing similar functions of such Holder or such Holder's general partner, manager or managing member (each, a "control person"), and (ii) "***public announcement***" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(h) Nothing in this Section 2.1 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the shareholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by this Section 2.1.

2.2 SPECIAL MEETINGS.

(a) Special meetings of the shareholders, other than those required by statute, may be called at any time by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, or by any shareholders of record owning in the aggregate at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. For purposes of this Section 2.2, the term "***Whole Board***" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The Board of Directors may postpone or reschedule any previously scheduled special meeting.

(b) Only such business shall be conducted at a special meeting of the shareholders as shall have been brought before the meeting pursuant to the corporation's notice of the meeting. In the case of a special meeting called by one or more shareholders, the business transacted shall be limited to the purpose(s) stated in the request; provided that the Board of Directors may submit its own proposal or proposals for consideration at such special meeting.

(c) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders may be made at a special meeting of shareholders only (i) by or at the direction of the Board of Directors or (ii) by any shareholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.2. Nominations by shareholders of persons for election to the Board of Directors and the proposal of business by shareholders may be made at such a special meeting of shareholders if the substance of the shareholder's notice complies with Section 2.1, and the shareholder's notice has been delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(d) Section 2.2(c)(ii) shall be the exclusive means for a shareholder to make director nominations or submit other business at a special meeting of shareholders (other than proposals that are brought under Rule 14a-8 of the Exchange Act and included in the corporation's notice of meeting). The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for shareholder action at the meeting and shall be disregarded.

(e) Nothing in this Section 2.2 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the shareholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by this Section 2.2.

2.3 NOTICE OF MEETINGS. Except as set forth in subsections (b) and (c) below, all notices of meetings of shareholders shall be sent not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and (a) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (b) in the case of the annual meeting, those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the shareholders (but, subject to the provisions of the next paragraph of this Section 2.3 and the advance notice provisions of Section 2.1(b) and 2.12, any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, are intended by the Board of Directors to be presented for election.

Written notice of any meeting of shareholders shall be given either (a) personally, (b) by first-class mail, (c) by other written means of communication, or (d) by electronic transmission (as defined below) either by the corporation (if the meeting is called by the Board of Directors) or to the corporation (if the meeting is called by a shareholder pursuant to Section 2.2).

"Electronic transmission by the corporation" includes facsimile transmissions, electronic mail, posting on an electronic message board or network which the corporation has designated for such purpose (together with a separate notice to the shareholder of the posting), or other means of electronic communication, provided such electronic transmission (i) creates a record that is capable of retention, retrieval and review and may otherwise be rendered into clearly legible tangible form and (ii) complies, to the extent applicable, with the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001(c)(1)). The corporation may not send notices by electronic transmission to a shareholder unless such shareholder has affirmatively consented to receiving notices by electronic transmission; such shareholder may revoke such consent at any time. Notwithstanding the foregoing, notice shall not be given by electronic transmission to a shareholder if the corporation is unable to deliver two consecutive notices to such shareholder by that means, or the inability to deliver notices electronically to such shareholder becomes known to the Secretary, assistant secretary or transfer agent of the corporation, or to any other person responsible for the giving of the notice.

"Electronic transmission to the corporation" includes facsimile or electronic mail directed to the facsimile number or electronic mail address specified by the corporation for such purpose, posting on an electronic message board or network which the corporation has designated for such purpose, or other means of electronic communication, provided that the corporation has put into effect reasonable measures to verify that the sender is the shareholder purporting to send the message, and provided further that such electronic transmission creates a record capable of retention, retrieval and review, and may thereafter be rendered into clearly legible tangible form.

Notices sent by the corporation by mail, facsimile or electronic mail shall be sent charges prepaid and shall be addressed to the shareholder at the mailing, facsimile or electronic mail address of that shareholder, as applicable, appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by mail or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located.

Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication or electronic transmission. If notice is sent via posting on an electronic message board together with a separate notice to the shareholder of the posting, notice shall be deemed to have been validly delivered upon the later of the posting or the delivery of the separate notice.

(a) **NOTICE OF SPECIAL MEETING.** In the case of a special meeting, the written notice shall also state with reasonable clarity the purpose or purposes for which the meeting is called and the actions sought to be approved at the meeting. No business other than that specified in the notice may be transacted at a special meeting.

(b) **PROPOSED ARTICLES OF AMENDMENT OR DISSOLUTION.** If the business to be conducted at any meeting includes any proposed amendment to the Articles of Incorporation or the proposed voluntary dissolution of the corporation, then the written notice shall be given not less than 20 nor more than 60 days before the meeting date and shall state that the purpose or one of the purposes is to consider the advisability thereof, and, in the case of a proposed amendment, shall be accompanied by a copy of the amendment.

(c) **PROPOSED MERGER, CONSOLIDATION, EXCHANGE, SALE, LEASE OR DISPOSITION.** If the business to be conducted at any meeting includes any proposed plan of merger or share exchange, or any sale, lease, exchange, or other disposition of all or substantially all of the corporation's property otherwise than in the usual or regular course of its business, then the written notice shall state that the purpose or one of the purposes is to consider the proposed plan of merger or share exchange, sale, lease, or disposition, as the case may be, shall describe the proposed action with reasonable clarity, and, if required by law, shall be accompanied by a copy or a detailed summary thereof; and written notice shall be given to each shareholder of record, whether or not entitled to vote at such meeting, not less than 20 nor more than 60 days before such meeting, in the manner provided in this Section 2.3 above.

(d) **DECLARATION OF MAILING.** A declaration of the mailing or other means of giving any notice of any shareholders' meeting, executed by the Secretary, Assistant Secretary, or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

(e) **WAIVER OF NOTICE.** Notice of any shareholders' meeting may be waived in writing by any shareholder at any time, either before or after the meeting. Except as provided below, the waiver must be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting waives objection to lack of notice, or defective notice, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

2.4 QUORUM. A quorum shall exist at any meeting of shareholders if a majority of the shares entitled to vote is represented in person or by proxy. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. The shareholders present at a duly organized meeting may continue to transact business at such meeting and at any adjournment of such meeting (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough shareholders from either meeting to leave less than a quorum. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting.

2.5 VOTING OF SHARES. Except as otherwise provided in the Articles of Incorporation or these Bylaws, and except as required by law, every shareholder of record shall have the right at every shareholders' meeting to one vote for every share standing in his or her name on the books of the corporation. If a quorum exists, action on a matter, other than the election of directors, is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless a greater number is required by the Articles of Incorporation or the Washington Business Corporation Act.

2.6 ADJOURNED MEETINGS. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if a new record date for the adjourned meeting is or must be fixed in accordance with the Washington Business Corporation Act, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date. At any adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

2.7 RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend, the Board of Directors may fix in advance a record date for any such determination of shareholders, such date to be not more than 70 days and, in the case of a meeting of shareholders, not less than 10 days prior to the meeting or action requiring such determination of shareholders. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the day before the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 2.7, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned more than 120 days after the date is fixed for the original meeting.

2.8 RECORD OF SHAREHOLDERS ENTITLED TO VOTE. After fixing a record date for a shareholders' meeting, the corporation shall prepare an alphabetical list of the names of all shareholders on the record date who are entitled to notice of the shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the address of, and number of shares held by, each shareholder. A shareholder, shareholder's agent, or a shareholder's attorney may inspect the shareholders list, beginning 10 days prior to the shareholders' meeting and continuing through the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held during regular business hours and at the shareholder's expense. The shareholders list shall be kept open for inspection during such meeting or any adjournment. Failure to comply with the requirements of this Section 2.8 shall not affect the validity of any action taken at such meeting.

2.9 ACTION BY SHAREHOLDERS WITHOUT A MEETING. Unless otherwise provided in the Articles of Incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action to be taken shall be signed by all shareholders entitled to vote on the action.

2.10 PROXIES. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his or her duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy.

2.11 ORGANIZATION.

(a) At every meeting of shareholders, the Chairman of the Board of Directors (the "***Chairman***"), or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority of the Board of Directors, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the President or the chairman, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

2.12 SHAREHOLDER NOMINATIONS INCLUDED IN THE CORPORATION'S PROXY MATERIALS.

(a) **INCLUSION OF SHAREHOLDER NOMINEES IN PROXY STATEMENT.** Subject to the provisions of this Section 2.12, if expressly requested in the relevant Nomination Notice (as defined below), the corporation shall include in its proxy statement for any annual meeting of shareholders:

(i) the names of any person or persons nominated for election to the Board of Directors (each, a "***Shareholder Nominee***"), which shall also be included on the corporation's form of proxy and ballot, by any Eligible Holder (as defined below) or group of up to 20 Eligible Holders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board of Directors, all applicable conditions and complied with all applicable procedures set forth in this Section 2.12 (such Eligible Holder or group of Eligible Holders being a "***Nominating Shareholder***");

(ii) disclosure about each Shareholder Nominee and the Nominating Shareholder required under the rules of the SEC or other applicable law to be included in the proxy statement;

(iii) any statement included by the Nominating Shareholder in the Nomination Notice for inclusion in the proxy statement in support of each Shareholder Nominee's election to the Board of Directors (subject, without limitation, to Section 2.12(e)(ii)), if such statement does not exceed 500 words and fully complies with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9 (or any successor rule) (the "***Supporting Statement***"); and

(iv) any other information that the corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of each Shareholder Nominee, including, without limitation, any statement in opposition to the nomination, any information provided pursuant to this Section 2.12 and any solicitation materials or related information with respect to a Shareholder Nominee.

For purposes of this Section 2.12, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board of Directors or any officer of the corporation designated by the Board of Directors or a committee of the Board of Directors, and any such determination shall be final and binding on the corporation, any Eligible Holder, any Nominating Shareholder, any Shareholder Nominee and any other person (without any further recourse). The chairman of any annual meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a Shareholder Nominee has been nominated in accordance with the requirements of this Section 2.12 and, if not so nominated, shall direct and declare at the meeting that such Shareholder Nominee shall not be considered.

(b) **MAXIMUM NUMBER OF SHAREHOLDER NOMINEES.**

(i) The corporation shall not be required to include in the proxy statement for an annual meeting of shareholders more Shareholder Nominees than that number of directors constituting the greater of (A) two and (B) 20% of the total number of directors of the corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.12 (rounded down to the nearest whole number) (the "***Maximum Number***").

(ii) The Maximum Number for a particular annual meeting shall be reduced by (A) Shareholder Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting; (B) Shareholder Nominees who cease to satisfy, or Shareholder Nominees of Nominating Shareholders that cease to satisfy, the eligibility requirements in this Section 2.12, as determined by the Board of Directors; (C) Shareholder Nominees whose nomination is withdrawn by the Nominating Shareholder or who become unwilling or unable to serve on the Board of Directors; and (D) the number of incumbent directors who had been Shareholder Nominees with respect to any of the preceding three annual meetings of shareholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors.

(iii) In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline for submitting a Nomination Notice as set forth in Section 2.12(d) but before the date of the annual meeting, and the Board of Directors resolves to reduce the size of the board, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(iv) If the number of Shareholder Nominees pursuant to this Section 2.12 for any annual meeting of shareholders pursuant to this Section 2.12 exceeds the Maximum Number because there is more than one Nominating Shareholder, then, promptly upon notice from the corporation, each Nominating Shareholder will select one Shareholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Shareholder's Nomination Notice (as amended, as applicable), with the process repeated if the Maximum Number is not reached after each Nominating Shareholder has selected one Shareholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.12(d), a Nominating Shareholder or a Shareholder Nominee ceases to satisfy the eligibility requirements in this Section 2.12, as determined by the Board of Directors, a Nominating Shareholder withdraws its nomination or a Shareholder Nominee becomes unwilling or unable to serve on the Board of Directors, whether before or after the mailing or other distribution of the definitive proxy statement, then the nomination shall be disregarded, and the corporation (A) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Shareholder Nominee or any successor or replacement nominee proposed by the Nominating Shareholder or by any other Nominating Shareholder and (B) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that a Shareholder Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(c) **ELIGIBILITY OF NOMINATING SHAREHOLDER.**

(i) An "***Eligible Holder***" is a person who has either (A) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 2.12(c) continuously for the three-year period specified in subsection (ii) below or (B) provides to the Secretary of the corporation, within the time period referred to in Section 2.12(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).

(ii) An Eligible Holder or group of up to 20 Eligible Holders may submit a nomination in accordance with this Section 2.12 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of shares of the corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder if such Eligible Holder shall provide together with the Nomination Notice documentation reasonably satisfactory to the corporation that demonstrates that the funds meet the criteria set forth in (A), (B) or (C) of this Section 2.12(c)(ii). In the event of a nomination by a group of Eligible Holders, any and all requirements and obligations for an individual Eligible Holder that are set forth in this Section 2.12, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any shareholder cease to satisfy the eligibility requirements in this Section 2.12, as determined by the Board of Directors, or withdraw from a group of Eligible Holders at any time prior to the annual meeting of shareholders, the group of Eligible Holders shall only be deemed to own the shares held by the remaining members of the group.

(iii) The "***Minimum Number***" of shares of the corporation's common stock means 3% of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the corporation with the SEC prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 2.12, an Eligible Holder "owns" only those outstanding shares of the corporation as to which the Eligible Holder possesses both:

(A) the full voting and investment rights pertaining to the shares; and

(B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) purchased or sold by such Eligible Holder or any of its affiliates in any transaction that has not been settled or closed, (2) sold short by such Eligible Holder, (3) borrowed by such Eligible Holder or any of its affiliates for any purpose or purchased by such Eligible Holder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (4) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Holder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Holder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Holder or any of its affiliates.

An Eligible Holder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Holder. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has loaned such shares, provided that the Eligible Holder has the power to recall such loaned shares on five business days' notice and continues to hold such shares through the date of the annual meeting. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the corporation are "owned" for these purposes shall be determined by the Board of Directors.

(v) No Eligible Holder shall be permitted to be in more than one group constituting a Nominating Shareholder, and if any Eligible Holder appears as a member of more than one group, it shall be deemed to be a member of the group that has the largest ownership position as reflected in the Nomination Notice.

(d) **NOMINATION NOTICE.** To nominate a Shareholder Nominee, the Nominating Shareholder must deliver to the Secretary at the principal executive offices of the corporation not less than 120 or more than 150 days before the first anniversary of the date that the corporation first sent its proxy statement for the prior year's annual meeting of shareholders, all of the following information and documents (collectively, the "***Nomination Notice***"); provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, or if the corporation did not hold an annual meeting in the preceding year, the Nomination Notice shall be given in the manner provided herein not earlier than the 150th day and not later than the close of business on the later of the 120th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made:

(i) A Schedule 14N (or any successor form) relating to each Shareholder Nominee, completed and filed with the SEC by the Nominating Shareholder as applicable, in accordance with SEC rules;

(ii) A written notice, in a form deemed satisfactory by the Board of Directors, of the nomination of each Shareholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Shareholder (including each group member):

(A) the information required with respect to the nomination of directors pursuant to Section 2.1(d)(i);

(B) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C) a representation and warranty that the Nominating Shareholder acquired the securities of the corporation in the ordinary course of business and did not acquire, and is not holding, any securities of the corporation for the purpose or with the effect of influencing control or changing control of the corporation;

(D) a representation and warranty that each Shareholder Nominee's candidacy or, if elected, Board of Directors membership would not violate applicable state or federal law or the rules of any stock exchange on which the corporation's securities are traded;

(E) a representation and warranty that such Shareholder Nominee:

(1) does not have any direct or indirect relationship with the corporation that would cause the Shareholder Nominee to be considered not independent pursuant to the corporation's Corporate Governance Guidelines as most recently published on its website and otherwise qualifies as independent under the rules of the primary stock exchange on which the corporation's shares of common stock are traded;

(2) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Shareholder Nominee; and

(3) is not a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) and has not been convicted in a criminal proceeding within the past 10 years;

(F) a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Section 2.12(c) and has provided evidence of ownership to the extent required by Section 2.12(c)(i);

(G) a representation and warranty that the Nominating Shareholder intends to continue to satisfy the eligibility requirements described in Section 2.12(c) through the date of the annual meeting and a statement regarding the Nominating Shareholder's intent or lack thereof with respect to continued ownership of the Minimum Number of shares for at least one year following the annual meeting;

(H) details of any position of a Shareholder Nominee related to any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the products produced or services provided by the corporation or its affiliates) of the corporation, within the three years preceding the submission of the Nomination Notice;

(I) a representation and warranty that the Nominating Shareholder will not engage in or aid or abet a "solicitation" within the meaning of Rule 14a-1(l) of the Exchange Act (without reference to the exception in Section 14a-1(l)(2)(iv) of the Exchange Act) (or any successor rules) with respect to the annual meeting, other than with respect to a Shareholder Nominee or any nominee of the Board of Directors;

(J) a representation and warranty that the Nominating Shareholder will not use any proxy card other than the corporation's proxy card in soliciting shareholders in connection with the election of a Shareholder Nominee at the annual meeting;

(K) if desired, a Supporting Statement; and

(L) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(iii) An executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Shareholder (including each group member) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B) to file with the SEC any written solicitation or other communication with the corporation's shareholders relating to one or more of the corporation's directors or director nominees or any Shareholder Nominee, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C) to assume all liability (which shall be joint and several with respect to other group members if any) stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder or any of its Shareholder Nominees (or those in active concert or participation with either) with the corporation, its shareholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice;

(D) to indemnify and hold harmless (which shall be joint and several with respect to other group members if any) the corporation and each of its current and former directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its current and former directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Shareholder or any of its Shareholder Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.12; and

(E) in the event that any information included in the Nomination Notice or any other communication by the Nominating Shareholder (including with respect to any group member) with the corporation, its shareholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or that the Nominating Shareholder (including any group member) has failed to continue to satisfy the eligibility requirements described in Section 2.12(c), to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the corporation and any other recipient of such communication of (1) the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission or (2) such failure; and

(iv) An executed agreement, in a form deemed satisfactory by the Board of Directors, by each Shareholder Nominee:

(A) to provide to the corporation the information required with respect to the nomination of directors pursuant to Section 2.1(d)(ii), including but not limited to a completed and signed questionnaire, representation and agreement required by Section 2.13;

(B) to provide to the corporation such other information and certifications, including completion of the corporation's director questionnaire, as the corporation may reasonably request; and

(C) at the reasonable request of the Nominating and Governance Committee, to meet with the Nominating and Governance Committee to discuss matters relating to the nomination of such Shareholder Nominee to the Board of Directors, including the information provided by such Shareholder Nominee to the corporation in connection with his or her nomination and such Shareholder Nominee's eligibility to serve as a member of the Board of Directors.

The information and documents required by this Section 2.12(d) to be provided by the Nominating Shareholder shall be (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Shareholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.12(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the corporation.

(e) **EXCEPTIONS.**

(i) Notwithstanding anything to the contrary contained in this Section 2.12, the corporation may omit from its proxy statement any Shareholder Nominee and any information concerning such Shareholder Nominee (including a Nominating Shareholder's Supporting Statement) and no vote on such Shareholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the corporation), and the Nominating Shareholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of such Shareholder Nominee, if:

(A) the corporation receives a notice pursuant to Section 2.1(b)(iii) that a shareholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the corporation;

(B) the Nominating Shareholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the meeting of shareholder s to present the nomination submitted pursuant to this Section 2.12, the Nominating Shareholder withdraws its nomination or the chairman of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 2.12 and shall therefore be disregarded;

(C) the Board of Directors determines that such Shareholder Nominee's nomination or election to the Board of Directors would result in the corporation violating or failing to be in compliance with the Articles of Incorporation or Bylaws of the corporation or any applicable law, rule or regulation to which the corporation is subject, including any rules or regulations of the primary stock exchange on which the corporation's common stock is traded;

(D) such Shareholder Nominee was nominated for election to the Board of Directors pursuant to this Section 2.12 at one of the corporation's three preceding annual meetings of shareholders and either withdrew or became ineligible or received a vote of less than 25% of the shares of common stock entitled to vote for such Shareholder Nominee;

(E) such Shareholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; and

(F) the corporation is notified, or the Board of Directors determines, that the Nominating Shareholder or the Shareholder Nominee has failed to continue to satisfy the eligibility requirements described in Section 2.12(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Shareholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Shareholder or such Shareholder Nominee under this Section 2.12.

(ii) Notwithstanding anything to the contrary contained in this Section 2.12, the corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of a Shareholder Nominee included in the Nomination Notice, if the Board of Directors determines that:

(A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or

(C) the inclusion of such information in the proxy statement would otherwise violate the SEC proxy rules or any other applicable law, rule, regulation, or listing standard.

The corporation may solicit against, and include in the proxy statement its own statement relating to, any Shareholder Nominee.

2.13 SUBMISSION OF QUESTIONNAIRE, REPRESENTATION AND AGREEMENT. To be eligible to be a nominee for election or reelection as a director of the corporation by a shareholder under Section 2.1 or an Eligible Shareholder under Section 2.12, a person must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.1 or 2.12, whichever is applicable) to the Secretary at the principal executive offices of the corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire, representation, and agreement to be in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to (i) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the corporation that has not been disclosed to the corporation, (ii) any agreement, arrangement or understanding with any person or entity as to how such person would vote or act on any issue or question as a director (a "***Voting Commitment***") that has not been disclosed to the corporation, or (iii) any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the corporation, with the person's fiduciary duties under applicable law;

(b) in the person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with the corporation's Bylaws, Corporate Governance Guidelines, Code of Ethics and any other corporation policies and guidelines applicable to directors.

(c) currently intends to serve as a director for the term for which he or she is standing for election and until his or her successor is duly elected and qualified.

ARTICLE 3

BOARD OF DIRECTORS

3.1 MANAGEMENT RESPONSIBILITY. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors, except as may be otherwise provided in the Articles of Incorporation or the Washington Business Corporation Act.

3.2 NUMBER OF DIRECTORS, QUALIFICATION. The authorized number of directors of the corporation shall be as specified and set by resolution from time to time by the Board of Directors. Directors need not be shareholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3 ELECTION. Except as provided in Section 3.4, directors shall be elected by a plurality of the votes cast at each annual meeting of shareholders, and each director so elected shall hold office until the annual meeting which takes place in the year in which his or her term expires and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Despite the expiration of a director's term, the director continues to serve until the director's successor shall have been elected and qualified or until there is a decrease in the number of directors.

3.4 VACANCIES. Any vacancy occurring on the Board of Directors (whether caused by resignation, death, an increase in the number of directors, or otherwise) may be filled by affirmative vote of a majority of the Board of Directors. If the directors in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors in office, or by a sole remaining director. A director elected to fill any vacancy shall be identified by the class (Class I, II or III as set forth in Article V of the Articles of Incorporation) to which he or she is named and shall hold office until the next shareholders' meeting at which directors of the class for which such director has been chosen are elected and until his or her successor has been duly elected and qualified, or until his or her earlier resignation or removal.

3.5 REMOVAL. One or more members of the Board of Directors (including the full Board of Directors) may be removed, for cause, at a meeting of shareholders called expressly for that purpose. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

3.6 RESIGNATION. Any director may resign at any time by delivering a written resignation to the Chairman or the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Chairman or Secretary, at the pleasure of the Board of Directors or, in the case of a resignation governed by Section 3.6.1, upon acceptance of the resignation by a committee of Qualified Independent Directors (as defined below). If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors, or, in the case of a resignation tendered under Section 3.6.1, upon acceptance of the resignation by a committee of Qualified Independent Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

3.6.1 RESIGNATIONS AND DIRECTOR ELECTIONS. Any nominee for director in an uncontested election (i.e., an election where the number of persons properly nominated for election as directors at a meeting of shareholders does not exceed the number of directors to be elected at such meeting) who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall, promptly following certification of the shareholder vote, offer a resignation to the Board of Directors for consideration in accordance with the following procedures. Such offer shall become effective only if, as set forth below, the committee of Qualified Independent Directors accepts such resignation.

In the event that any director has offered to resign pursuant to this Section 3.6.1, the Board of Directors shall establish a committee comprised solely of Qualified Independent Directors and shall delegate to that committee the authority to determine the action to be taken with respect to such offered resignation, which can include (a) accepting the offer of resignation; (b) maintaining the director but addressing what the Qualified Independent Directors believe to be the underlying cause of the withhold votes; (c) resolving that the director will not be re-nominated in the future for election; or (d) rejecting the offer of resignation. In reaching its decision, the committee shall consider all factors it deems relevant, including (but not limited to): (i) any stated reasons why shareholders withheld votes from such director; (ii) any alternatives for curing the underlying cause of the withheld votes; (iii) the director's tenure; (iv) the director's qualifications; (v) the director's past and expected future contributions to the corporation; and (vi) the overall composition of the Board of Directors, including whether accepting the resignation would cause the corporation to fail to meet any applicable legal, regulatory, stock exchange, or contractual requirements. The term "***Qualified Independent Directors***" means all directors who are (A) independent directors (as defined in accordance with NASDAQ Listing Rules); and (B) not required to offer their resignation in accordance with this Section 3.6.1. Prior to voting, the committee shall afford the affected director an opportunity to provide any information or statement that the director deems relevant.

3.7 ANNUAL MEETING. The first meeting of each newly elected Board of Directors shall be known as the annual meeting thereof.

3.8 REGULAR MEETINGS. Regular meetings of the Board of Directors or of any committee designated by the Board of Directors may be held at such place and such day and hour as shall from time to time be fixed by the Board of Directors or committee, without other notice than the delivery of a notice as provided in Section 3.10.

3.9 SPECIAL MEETINGS. Special meetings of the Board of Directors or any committee designated by the Board of Directors may be called by the Chairman, the President or any director or committee member, to be held at such place and such day and hour as specified by the person or persons calling the meeting.

3.10 NOTICE OF MEETING. Notice of the date, time, and place of all special meetings of the Board of Directors or any committee designated by the Board of Directors shall be given by the Secretary, Assistant Secretary, or by the person calling the meeting, by mail, private carrier, telegram, facsimile transmission, or personal communication over the telephone or otherwise, provided such notice is received at least two days prior to the day upon which the meeting is to be held.

Notice of any meeting of the Board of Directors or any committee designated by the Board of Directors need not be given to any director or committee member if it is waived in a writing signed by the director entitled to the notice, whether before or after such meeting is held.

A director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting, or promptly upon the director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors or any committee designated by the Board of Directors need be specified in the notice or waiver of notice of such meeting unless required by the Articles of Incorporation or these Bylaws.

Any meeting of the Board of Directors or any committee designated by the Board of Directors shall be a legal meeting without any notice thereof having been given if all of the directors or committee members have received valid notice thereof, are present without objecting, or waive notice thereof in a writing signed by the director and delivered to the corporation for inclusion in the minutes or filing with the corporate records, or any combination thereof.

3.11 QUORUM OF DIRECTORS. A majority of the number of directors fixed by or in the manner provided by these Bylaws shall constitute a quorum for the transaction of business. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Articles of Incorporation or these Bylaws require the vote of a greater number of directors.

A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 48 hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Section 3.10, to the directors who were not present at the time of the adjournment.

3.12 PRESUMPTION OF ASSENT. Any director who is present at any meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (a) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding the meeting or transacting business at the meeting; (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (c) the director delivers written notice of dissent or abstention to the presiding officer of the meeting before the adjournment thereof or to the corporation within a reasonable time after adjournment of the meeting. Such right to dissent or abstain shall not be available to any director who voted in favor of such action.

3.13 ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting, provided that all members of the Board of Directors or committee individually or collectively evidence such action by one or more consents executed by each director either before or after the action taken, and delivered to the corporation. Each such consent shall be set forth in an executed record or in an executed electronic transmission to the corporation, as such term is defined in Section 2.3. Such action by consent shall have the same force and effect as a unanimous vote of the Board of Directors or the committee. Such consent and any counterparts thereof shall be filed with the minutes of the proceedings of the Board of Directors.

3.14 TELEPHONIC MEETINGS. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other during the meeting.

3.15 COMPENSATION. The directors and committee members may be paid their expenses, if any, or a fixed sum or a stated salary as a director or committee member for attendance at each meeting of the Board of Directors or of such committee as the case may be. No such payment shall preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

3.16 COMMITTEES. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may from time to time designate from among its members one or more committees, each of which must have two or more members and, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) authorize or approve a distribution except according to a general formula or method prescribed by the Board of Directors;

(b) approve or propose to shareholders action that the Washington Business Corporation Act requires to be approved by shareholders;

(c) fill vacancies on the Board of Directors or on any of its committees;

(d) adopt any amendment to the Articles of Incorporation;

(e) adopt, amend or repeal these Bylaws;

(f) approve a plan of merger; or

(g) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the Board of Directors.

Meetings of such committees shall be governed by the same procedures as govern the meetings of the Board of Directors. All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose at the office of the corporation.

ARTICLE 4

OFFICERS

4.1 APPOINTMENT. The officers of the corporation shall be appointed annually by the Board of Directors at its annual meeting. If the appointment of officers is not held at such meeting, such appointment shall be held as soon thereafter as a Board of Directors meeting conveniently may be held. Except in the case of death, resignation or removal, each officer shall hold office at the pleasure of the Board of Directors until the next annual meeting of the Board of Directors and until his or her successor is appointed and qualified.

4.2 QUALIFICATION. None of the officers of the corporation need be a director, except as specified below. Any two or more of the corporate offices may be held by the same person.

4.3 OFFICERS DESIGNATED. The officers of the corporation shall include a Chairman of the Board of Directors, a President and Chief Executive Officer, and a Chief Financial Officer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers, including but not limited to, one or more Executive Vice Presidents (each of whom shall also be an executive officer), a Secretary, a Treasurer, and one or more Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as may be deemed necessary may be appointed by the Board of Directors.

(a) **CHAIRMAN.** The Chairman shall, when present, preside at all meetings of the Board of Directors and the shareholders and shall have such other powers commonly incident to his or her office and as the Board of Directors may prescribe. Except where by law the signature of the President is required, the Chairman shall possess the same power as the President to sign all contracts, certificates and other instruments of the corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman shall exercise all the powers and discharge all the duties of the President. The Chairman shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors. The Chairman may only be appointed or removed by action of a majority of the full Board of Directors.

(b) **PRESIDENT.** The President shall be the chief executive officer of the corporation and, subject to the direction and control of the Board of Directors, shall supervise and control all of the assets, business, and affairs of the corporation. The President shall vote the shares owned by the corporation in other corporations, domestic or foreign, unless otherwise prescribed by the Board of Directors, and shall execute all bonds, mortgages, contracts and other instruments of the corporation requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. The President shall, unless a Chairman has been appointed and is present, preside at all meetings of the shareholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors. The President may only be appointed or removed by a majority of the full Board of Directors.

(c) **EXECUTIVE VICE PRESIDENTS.** At the request of the President or in the President's absence or inability to act (and if there be no Chairman of the Board of Directors), an Executive Vice President designated by a majority of the Board of Directors shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Executive Vice President (including any Senior Executive Vice Presidents) shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Executive Vice President, the Board of Directors shall designate the officer of the corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

(d) **SECRETARY.** The Secretary shall:

(i) keep the minutes of meetings of the shareholders and the Board of Directors in one or more books provided for that purpose;

(ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

(iii) be custodian of the corporate records and seal of the corporation, if one be adopted;

(iv) keep a register of the post office address of each shareholder and director;

(v) sign with the President, or the Chairman, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;

(vi) have general charge of the stock transfer books of the corporation; and

(vii) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President or the Board of Directors.

In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

(e) **CHIEF FINANCIAL OFFICER.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller, or other officer of the corporation, to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **TREASURER.** Subject to the direction and control of the Board of Directors, the Treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation; and, at the expiration of his or her term of office, the Treasurer shall turn over to his or her successor all property of the corporation in his or her possession.

In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

4.4 DELEGATION. In case of the absence or inability to act of any officer of the corporation and of any person herein authorized to act in his or her place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer or director or other person whom it may select.

4.5 RESIGNATION. Any officer may resign at any time by delivering written notice to the corporation. Any such resignation shall take effect when the notice is delivered unless the notice specifies a later date. Unless otherwise specified in the notice, acceptance of such resignation by the corporation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

4.6 REMOVAL. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause. Election or appointment of an officer or agent shall not of itself create contract rights.

4.7 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office, or any other cause may be filled by the Board of Directors for the unexpired portion of the term or for a new term established by the Board of Directors.

4.8 COMPENSATION. Compensation, if any, for officers and other agents and employees of the corporation shall be determined by the Board of Directors, or by the President to the extent such authority may be delegated to him by the Board of Directors. No officer shall be prevented from receiving compensation in such capacity by reason of the fact that he is also a director of the corporation.

ARTICLE 5

EXECUTION OF INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

5.1 EXECUTION OF CORPORATE INSTRUMENTS. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

5.2 VOTING OF SECURITIES OWNED BY THE CORPORATION. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Executive Vice President.

ARTICLE 6

STOCK

6.1 FORM AND EXECUTION OF CERTIFICATES. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.2 LOST CERTIFICATES. The corporation may issue a new certificate or certificates in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

6.3 TRANSFERS.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such shareholders in any manner not prohibited by the RCW.

6.4 REGISTERED SHAREHOLDERS. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Washington.

6.5 EXECUTION OF OTHER SECURITIES. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 6.1), may be signed by the Chairman, the President, any Executive Vice President or Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE 7

BOOKS AND RECORDS

7.1 BOOKS OF ACCOUNTS, MINUTES AND SHARE REGISTER. The corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors exercising the authority of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records. The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. The corporation shall keep a copy of the following records at its principal office: the Articles of Incorporation and all amendments to them currently in effect; the Bylaws and all amendments to them currently in effect; the minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three years; its financial statements for the past three years, including balance sheets showing in reasonable detail the financial condition of the corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein; a list of the names and business addresses of its current directors and officers; and its most recent annual report delivered to the Secretary of State of Washington.

7.2 COPIES OF RESOLUTIONS. Any person dealing with the corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the President, Secretary or Assistant Secretary.

ARTICLE 8

FISCAL YEAR

The fiscal year of the corporation shall be set by the Board of Directors.

ARTICLE 9

CORPORATE SEAL

The Board of Directors may adopt a corporate seal for the corporation which shall have inscribed thereon the name of the corporation, the year and state of incorporation and the words "corporate seal."

ARTICLE 10

INDEMNIFICATION

10.1 RIGHT TO INDEMNIFICATION. The power, right and obligation of the corporation to indemnify any director of the corporation shall be as set forth in Article VII of the Articles of Incorporation.

10.2 NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the advancement of expenses conferred in Article VII of the Articles of Incorporation shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or Bylaws of the corporation, general or specific action of the Board of Directors, contract or otherwise.

10.3 INSURANCE, CONTRACTS AND FUNDING. The corporation may maintain insurance, at its expense, to protect itself and any individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as an agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee or agent, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Washington Business Corporation Act. The corporation may enter into contracts with any director, officer, employee or agent of the corporation in furtherance of the provisions of Article VII of the Articles of Incorporation and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in Article VII of the Articles of Incorporation.

10.4 INDEMNIFICATION OF OFFICERS, EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, by action of the Board of Directors, grant rights to indemnification and advancement of expenses to officers, employees and agents of the corporation with the same scope and effect as the provisions of Article VII of the Articles of Incorporation with respect to the indemnification and advancement of expenses of directors of the corporation or pursuant to rights granted pursuant to, or provided by, the Washington Business Corporation Act or otherwise.

10.5 PERSONS SERVING OTHER ENTITIES. Any individual who is or was a director, officer or employee of the corporation who, while a director, officer or employee of the corporation, is or was serving (a) as a director or officer of another foreign or domestic corporation of which a majority of the shares entitled to vote in the election of its directors is held by the corporation, (b) as a trustee of an employee benefit plan and the duties of the director or officer to the corporation also impose duties on, or otherwise involve services by, the director or officer to the plan or to participants in or beneficiaries of the plan, or (c) in an executive or management capacity in a foreign or domestic partnership, joint venture, trust or other enterprise of which the corporation or a wholly owned subsidiary of the corporation is a general partner or has a majority ownership or interest shall be deemed to be so serving at the request of the corporation and entitled to indemnification and advancement of expenses under Article VII of the Articles of Incorporation.

ARTICLE 11

AMENDMENT OF BYLAWS

11.1 These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors, except that the Board of Directors may not repeal or amend any Bylaw that the shareholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board of Directors. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board of Directors may be amended, repealed, altered or modified by the shareholders.

September 26, 2016